                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                                TCSI CORPORATION
                       (Name of Subject Company (Issuer))

                          ROCKET ACQUISITION SUB, INC.
                                    (OFFEROR)
                              ROCKET SOFTWARE, INC.
                               (PARENT OF OFFEROR)
                            (Names of Filing Persons)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                                    87233R106
                      (CUSIP Number of Class of Securities)

                                 JOHAN MAGNUSSON
                              ROCKET SOFTWARE, INC.
                               2 APPLE HILL DRIVE
                           NATICK, MASSACHUSETTS 01760
                             TELEPHONE: 508-655-4321
                            TELECOPIER: 508-652-4777
  (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 WITH COPIES TO:

           Peter M. Moldave, Esq.                  Robert S. Townsend, Esq.
       Lucash, Gesmer & Updegrove LLP               Russell J. Wood, Esq.
              40 Broad Street                      Morrison & Foerster LLP
        Boston, Massachusetts 02109                   425 Market Street
          Telecopier: 617-350-6878             San Francisco, California 94105
                                                  Telecopier: (415) 268-7522

                                 -------------

                            CALCULATION OF FILING FEE


          TRANSACTION VALUATION(1)              AMOUNT OF FILING FEE(2)
          ------------------------              -----------------------
                $10,722,066                              $987


----------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $0.52 (i.e. the tender offer price) and (ii) 20,619,357, the maximum number of shares of TCSI common stock to be acquired in this tender offer and the merger (including 64,109 shares issuable upon exercise of TCSI stock options with a per share price equal to or less than the tender offer price).

(2) Filing fee previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 issued by the Securities and Exchange Commission on October 18, 2002, equals 0.0092% of the transaction valuation.

| | Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

| | Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|      third-party tender offer subject to Rule 14d-1.

| |      issuer tender offer subject to Rule 13e-4.

| |      going-private transaction subject to Rule 13e-3.

| |      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

-------------------------------------------------------------------------------

       This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the "Schedule TO") filed initially with the Securities and Exchange Commission on November 19, 2002, relates to the offer by Rocket Acquisition Sub, Inc., a Nevada corporation (the "Purchaser") and a wholly owned subsidiary of Rocket Software, Inc., a Delaware corporation ("Rocket"), to purchase all of the outstanding shares of common stock, par value $0.10 per share (the "Shares") of RCSI Corporation, a Nevada corporation ("TCSI"), at a purchase price of $0.52 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, each dated November 19, 2002, of the Purchaser previously filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.


ITEMS 1-9 AND ITEM 11

The first full paragraph on Page 4 is amended and restated as follows:


         Yes. You may withdraw some or all of the shares of TCSI common stock that you previously tendered in our offer at any time until the expiration date of our offer as it may be extended. Further, if we have not accepted your shares for payment by January 17, 2003 you may withdraw them at any time after January 18, 2003. Once we accept your tendered shares for payment upon the expiration of our offer, however, you will no longer be able to withdraw them. In addition, your right to withdraw your previously tendered shares will not apply to any subsequent offering period (which is not the same as an extension of our offer), if one is provided. See Section 1 (Terms of the Offer) and
         Section 3 (Withdrawal Rights) of this Offer to Purchase for more information.


In Section 1 of the Offer to Purchase, the last sentence of the fourth paragraph is hereby amended and restated in its entirety as follows:


         The Purchaser will accept for payment, and pay for, any shares of TCSI common stock that are validly tendered to the Purchaser during a subsequent offering period, if provided, promptly after any such shares are validly tendered to the Purchaser during such subsequent offering period, for the same price paid to holders of shares of TCSI common stock that were validly tendered in the Offer and not properly withdrawn prior to the Expiration Date, net to the holders thereof in cash. Holders of shares of TCSI common stock that are validly tendered to the Purchaser during a subsequent offering period, if provided, will not have the right to withdraw such tendered shares.

In Section 3 of the Offer to Purchase, the first full paragraph is amended and restated as follows:

         Except as otherwise provided in this Section 3, tenders of shares of TCSI common stock in the Offer are irrevocable. Shares of TCSI common stock that are tendered in the Offer may be withdrawn pursuant to the procedures described below at any time prior to the Expiration Date (as it may be extended), and shares that are tendered may also be withdrawn at any time after January 17, 2003 unless accepted for payment on or before that date as provided in this Offer to Purchase. In the event that the Purchaser provides for a subsequent offering period following the successful completion of the Offer, (i) no withdrawal rights will apply to shares tendered during such subsequent offering period and
         (ii) no withdrawal rights will apply to shares that were previously tendered in the Offer and accepted for payment.


In Section 4 of the Offer to Purchase, the last sentence of Section is hereby amended and restated in its entirety as follows:


         If any shares of TCSI common stock that are tendered in the Offer are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, the certificates for such shares will be returned (and, if certificates are submitted for more shares than are tendered, new certificates for the shares not tendered will be sent) in each case without expense to the stockholder tendering such shares (or, in the case of shares delivered by book-entry transfer of such shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures, such shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer.


In Section 9 of the Offer to Purchase, the second to last paragraph of Section 9 is hereby amended and restated in its entirety as follows:


         The following persons or entities beneficially own the following amounts of the common stock of TCSI:


             ---------------------------- ------------ ------------------
                        NAME                SHARES     % OF OUTSTANDING
             ---------------------------- ------------ ------------------
             Rocket                         69,210           0.34%
             ---------------------------- ------------ ------------------
             Johan Magnusson                101,000          0.49%
             ---------------------------- ------------ ------------------
             Andy Youniss                    6,000           0.04%
             ---------------------------- ------------ ------------------


In Section 13 of the Offer to Purchase, entitled "Certain Conditions to the Offer", the first paragraph on page 40is hereby amended and restated in its entirety as follows:


         The foregoing conditions are for the sole benefit of Rocket and the Purchaser and subject to the terms and conditions of the Merger Agreement, may be asserted or waived by Rocket or the Purchaser, regardless of the circumstances giving rise to any such condition, in whole or in part at any time and from time to time in their sole discretion until the expiration of the Offer. The failure by Rocket or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time until the expiration of the Offer.

                                   SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ROCKET ACQUISITION SUB, INC.

                                             By: /s/ Johan Magnusson
                                                 ---------------------------
                                                 Name:  Johan Magnusson
                                                 Title: President

                                             ROCKET SOFTWARE, INC.

                                             By: /s/ Johan Magnusson
                                                 ---------------------------
                                                 Name:  Johan Magnusson
                                                 Title: Chief Operating Officer
                                                        and Vice President

Dated:  December 10, 2002